SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 12
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         Rental Service Corporation
                         (Name of Subject Company)

                         UR Acquisition Corporation
                            United Rentals, Inc.
                                 (Bidders)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, CT 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.  Additional Information.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 10, 1999, Parent and Purchaser filed their first amended and supplemental complaint (the "First Amended Complaint") with respect to the litigation initiated by Parent and Purchaser in the Chancery Court of the State of Delaware on April 5, 1999. Parent, in the First Amended Complaint, alleges, among other things, breaches of fiduciary duties by the Company Board in connection with the NationsRent Merger Agreement, breach of the duty of candor by the Company and the Company Board, breach of fiduciary duties by the Company Board in connection with Section 203 of the Delaware General Corporation Law (the "Delaware Law"), and that NationsRent has aided and abetted the Company Board in their breaches of fiduciary duty. Parent and Purchaser seek an order, among other things, (i) invalidating the NationsRent Option and the NationsRent Termination Fee, (ii) declaring that the adoption of the Rights Agreement and the failure to redeem the Rights, each constitute breaches of the fiduciary duties of the Company Board and (iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Section 203 of the Delaware Law.

      The foregoing is qualified in its entirety by reference to the complete text of the First Amended Complaint, a copy of which is filed as Exhibit (g)(12) hereto, which is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 10, 1999, Parent sent a letter (the "May 10 Letter") to John
M. Sullivan and Britton H. Murdoch, members of the Executive Committee of the Company Board. Copies of the May 10 Letter were also provided to the other members of the Company Board, Douglas A. Waugaman (Chief Operating Officer of the Company) and Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company). A copy of the May 10 Letter is filed as Exhibit (a)(19) hereto and is incorporated by reference herein.

      On May 11, 1999, Parent issued a press release regarding the May 10 Letter. The full text of the press release is filed as Exhibit (a)(20) hereto and is incorporated by reference herein.

      Section 16 of the Offer to Purchase is hereby amended to undo the change incorrectly made to its third paragraph by Amendment No. 10 to the
Schedule 14D-1. Such change was intended to be made to the first paragraph of Section 16 of the Offer to Purchase. Accordingly, the first paragraph of
Section 16 of the Offer to Purchase is hereby amended to delete the third sentence of such paragraph and replace it with the following four sentences:

      "If Parent or an affiliate of Parent acquires less than 50% of the Shares or the Company's assets (based on the book value thereof), Parent will pay Goldman Sachs a mutually acceptable transaction fee. While Parent expects that any such fee would be commensurate with transactions of this nature and size, no fee has yet been agreed upon and the determination of such fee will be based upon arm's length negotiations between Parent and Goldman Sachs. Accordingly, the amount of the fee, if any, which would be payable to Goldman Sachs in the event that Parent acquired less than 50% of the Shares or the Company's assets (based upon the book value thereof) is not presently capable of being predicted. However, Parent does not expect that a fee based on the acquisition of less than 50% of the Shares would ever need to be negotiated with Goldman Sachs because (i) Parent believes that it is unlikely that it would waive the Minimum Condition (which requires that more than 50% of the Shares be tendered), (ii) Parent does not intend to waive the Section 203 Condition, and (iii) Parent does not intend to waive the Defensive Action Condition (which is presently not satisfied due to the Company's implementation of its Stockholder Rights Plan)."

      The "INTRODUCTION" Section of the Offer to Purchase is hereby amended to undo the change incorrectly made to the second sentence of its third paragraph by Amendment No. 7 to the Schedule 14D-1. Such change was intended to be made to the third sentence of the third paragraph of the "INTRODUCTION" Section. Accordingly, third sentence of the third paragraph of the "INTRODUCTION" Section of the Offer to Purchase is hereby amended and supplemented to read as follows:

      "Parent is seeking to negotiate a merger with the Company (the "Proposed Merger") pursuant to which, as soon as practicable after consummation of the Offer, Purchaser or another direct or indirect subsidiary of Parent would be merged with and into the Company."

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 11.  Materials to be Filed as Exhibits.

      (a)(19) Letter dated May 10, 1999 from Parent to John M. Sullivan and Britton H. Murdoch, the members of the Executive Committee of the Company Board.

      (a)(20)     Press Release of Parent dated May 11, 1999.

      (g)(12) Plaintiff's First Amended and Supplemental Complaint, dated May 10, 1999, filed by Parent and Purchaser in the Court of Chancery of the State of Delaware (confidential portions redacted).


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      UR ACQUISITION CORPORATION


                                      By:  /S/ JOHN N. MILNE
                                           -------------------------
                                           Name:  John N. Milne
                                           Title: President


                                      UNITED RENTALS, INC.


                                      By:  /S/ BRADLEY S. JACOBS
                                           ----------------------------
                                           Name:  Bradley S. Jacobs
                                           Title: Chairman and Chief Executive
                                                  Officer


Date: May 11, 1999



                             INDEX TO EXHIBITS

Exhibit
Number                                 Exhibit

(a)(19) Letter dated May 10, 1999 from Parent to John M. Sullivan and Britton H. Murdoch, the members of the Executive Committee of the Company Board.

(a)(20)           Press Release of Parent dated May 11, 1999.

(g)(12) Plaintiff's First Amended and Supplemental Complaint, dated May 10, 1999, filed by Parent and Purchaser in the Court of Chancery of the State of Delaware (confidential portions redacted).